Exhibit 3.1

STATE OF DELAWARE
CERTIFICATE OF CORRECTION

MassRoots, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1.	The name of the corporation is MassRoots, Inc.

2.	That a Certificate of Designation, Series C Conv. Pref Stock
(Title of Certificate Being Corrected)

was filed by the Secretary of State of Delaware on 07/18/2019 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.	The inaccuracy or defect of said Certificate is: (must be specific)

Incorrect par value and stated value were corrected & ambiguous conv. language was clarified.

4.	Article 4, 5 and 14 (b) of the Certificate is corrected to read as follows:

4. Voting Rights. Except as otherwise expressly required by law, the holders of Series C Preferred Stock shall be entitled to vote on all matters submitted to shareholders of the Corporation such that the holders shall, in the aggregate, be entitled to vote such number of shares equal to 40% of the issued and outstanding Common Stock on a pro-rata basis. Also, except as otherwise required by law, the holders of shares of Series C Preferred Stock shall vote together with the holders of Common Stock on all matters and shall not vote as a separate class.

5. Automatic Conversion. All 1,000 shares of Series C Preferred Stock shall automatically convert, without any further action on the part of the holder, into one million shares of Common Stock of the Corporaiton, at a ratio of 1000 shares of Common for each share of Series C Preferred, $0.001 par value per share, upon the earlier to occur of: (i) the listing the Corporation’s securities on a national securities exchange (which, for purposes of this Section 5 shall include the New York Stock Exchange, NYSE AMEX and the NASDAQ Stock Market) and (ii) a “Change in Control” of the Corporation. If there is no listing on a national exchange and/or if there is no change of control, the Series C Preferred Stock shall not convert into Common Stock.

14(b). Applicable Per Share Stated Value” means with respect to the Series C Preferred Stock, $10 per share, subject to appropriate and proportionate adjustment for stock dividends, stock splits and other subdivisions and combinations of, and recapitalizations and like occurrences.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this 28th day of April, A.D. 2020.

By:	/s/ Isaac Dietrich
Authorized Officer
Name:	Isaac Dietrich
Print or Type
Title:	Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:50 PM 06/24/2020
FILED 04:50 PM 06/24/2020
SR 20205889222 - File Number 5325528